Filed by TopBuild Corp.

Pursuant to Rule 425 Under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: TopBuild Corp.

Commission File No.: 001-36870

TopBuild / QXO Town Hall — Transcript

Robert Buck (TopBuild) and Brad Jacobs (QXO)

Robert Buck — TopBuild Branch Support Center (Daytona) • Brad Jacobs — QXO, speaking from Bloomberg HQ, NYC

[0:00] Robert Buck: ...shouldn't their role in the company — we'll get to Q&A whenever you're ready.

[0:04] Brad Jacobs: Sounds great. Thank you, Robert, and thank all of you for taking some time out for getting together here. I'm Brad Jacobs. I hopefully will be your humble CEO in a few months from now, and I look forward to meeting all of you and I look forward to mainly listening to you and collaboratively putting together a business plan to take TopBuild to the next level. I'm not going to give you a big speech — nobody wants to hear big speeches — I'm going to go right to Q&A.

[0:30] Now I want to talk about what you want to talk about, not what is my agenda. So Robert, do you have some written questions? Are they going to come in live, or how do you want to…?

[0:36] Robert Buck: So folks submitted a lot of questions between this morning and this afternoon. So the first question, Brad, comes from Bobby Darnell. He's one of our TruTeam division managers in Richmond, Virginia. So Bobby's question is: what about TopBuild made this merger and acquisition appealing? Was it our core business, or is it something about our venture into the roofing industry? There's a lot of stuff.

[0:57] Brad Jacobs: No, the venture in the roofing industry was like a footnote. The main thing was it's a good business. It's a business that is in demand. It's not going away — AI is not replacing the need for insulation. You're good at what you do. You've had amazing results over the last decade, so it's a proven business model. You've got best-in-class margins in the industry — high teens percent EBITDA margins. Most companies don't have that. So it's a good business. You have happy customers, so I like the business.

[1:26] And I think there's more growth, and I think we can bring something to the table. I think our technology and our business practices can help you. And I think there's a lot of cross-selling opportunities — most contractors who are buying roofing also need insulation, and vice versa. So I think there's a lot we can do together. By the way, forgive me for being all dressed up, but immediately after this I've got to walk... I'm in Bloomberg's headquarters here in New York City — I've got to walk across the hall and go on Bloomberg TV. So I wouldn't have time to get dressed. Normally I'd be wearing blue jeans and a QXO T-shirt, so today I'm dressed up. All right…

[2:00] Robert Buck: Next question comes from Korey Haun. Korey is our senior vice president of operations for our Crossroads business in Canada. He's located in Edmonton. So the question is: QXO already has a strong market position in Canada, and we'll be even stronger with the combination. How do you feel about the future opportunity that exists across Canada?

[2:21] Brad Jacobs: I love Canada. I love Canada — my wife used to live there. I have a strong affinity for Canada. I go up there often. I mostly go to Montreal and Toronto, but I love Canada as a whole. I love the whole country. And you're not going to be the 51st state of America — forget that nonsense. We respect Canada, we respect its territorial integrity, and we plan to invest in Canada and grow our business there. OK.

[2:39] Robert Buck: Next question comes from Chris Dickinson. He's a TruTeam division manager in New Jersey. So two questions from Chris. What steps will QXO take to ensure TopBuild's unique culture is preserved or enhanced during the transition? That's question number one. And then Chris says, hey, how can employees like myself contribute to that growth in the future?

[3:07] Brad Jacobs: Great question. So anytime you do a merger, anytime you do an acquisition, both cultures change. The culture of the buyer, the culture of the seller — it changes. It's like a marriage. When you're single, you've got your own thing. You get married, it's a whole new deal — you're sharing your life with someone. So we're going to take the best from your culture and the best from our culture, put them together, and create something even better.

[3:36] Now, in terms of how you can participate in this, I'll tell you how you can participate: send me ideas, send me suggestions, send me feedback. My email address is brad.jacobs@qxo.com. Brad.jacobs@qxo.com. Tell me the things you think I should do. Tell me the things you think I should make sure I don't do to mess things up. The more input I can get from you, the lower the chances that I'm going to mess this up, and the more chances we're going to make this successful.

[4:04] I don't have all the answers. I don't pretend I have all the answers. I'm not Moses coming down from the mountain after talking to God saying, "Here's what we're going to do." I'm going to do a listening tour, and I'm going to start that listening tour right now. This is the beginning of the listening tour for the next couple of months.

[4:34] Tell me your ideas of what your dream technology would look like if you had no budgetary restrictions. What are your pain points in technology? What can we fix? What can we improve? Anything to do with customers — how can we ingratiate ourselves to customers? How can we make customers love us more? How can we create an employee workplace where everyone's happy, everyone is excited and wants to come in to work? All your ideas — email them to me. And I'll do town halls.

[5:02] I'll do some larger ones in person, I'll do some larger ones on Zoom. But the ones I find most valuable: I'll do a bunch of these small Zooms where there are like a dozen people from TopBuild, and don't expect me to do a lot of the talking — like right now, I'm going to be doing a lot more listening.

[5:31] Robert Buck: OK, so I'm standing here, Brad, in Daytona, which we call our Branch Support Center. So I've got a similar question from two or three people — Lee Ann as well as a couple of others — similar questions. So it's asking: are there any services that TopBuild's organization offers today, like in our Branch Support Center, that you would see scaling, or that could integrate and benefit the QXO business?

[5:45] Brad Jacobs: Well, let me hit this nail right on the head: do not quit. Please, please do not quit. If you quit, I'm screwed. Are you serious? We bought a company with people — if you… So please, give us a chance. I know when a company is sold, it's natural to feel anxious. Paranoia starts creeping in and you think of all the worst-case scenarios. It's normal, it's natural. But give us a chance — just give us a few months to get to know each other and see what you see.

[5:58] And then decide whether you want to stay or not. I'm very confident, once you see my team — all of whom I've picked myself and I love every single one of them — they're great professionals, they're great people, great human beings. I think you're going to want to stay. I think we're going to create something very special, very magical. We're going to have a lot of fun together, and we're going to make it happen.

[6:23] Now, I'm not going to promise there's not going to be any layoffs whatsoever, but there are going to be a lot fewer layoffs — much, much fewer layoffs than you think. There might be some where it's identical stuff, too many people doing the same thing, or maybe stuff we can do with AI. But by and large — you look at Beacon: we bought Beacon 11 months ago, headcount is pretty much the same. It was like 8,000 and a couple hundred when we bought it; it's about 8,000 now. So there really wasn't too much [in the way of layoffs.

[6:53] I've done about 500 acquisitions over my career — I get a lot of credit, an outsized amount, but my teams and I have done about 500 acquisitions. We created tons of value for the shareholders, the employees, the customers. We did not do that by slashing and burning all the costs out. You don't want to waste money, you don't want to be inefficient — obviously no company does — but you want to be properly staffed. I'm not a private equity guy who comes in and just shocks, gets the place understaffed. And the reason is:

[7:19] My experience is that being understaffed is just as bad as being overstaffed. It's the same exact thing. When you're understaffed, your customer service goes down. The customer notices it. You're not able to make it happen as much. You're not properly equipped. So don't expect to get fired. There'll be some terminations, but not a whole lot.

[7:48] Robert Buck: OK, next question. So this hits on a few different parts of technology, which I know is a big part of your operating theme, Brad. Comes from Eric Hamilton — he's a sales consultant in our TruTeam business in Raleigh, North Carolina. A couple of questions from Eric. One is around AI and technology strategy: how has QXO integrated AI solutions into a traditional, labor-intensive industry? Do you anticipate near-term benefits for internal operations, ultimately enhanced service to customers? That's one, around AI. The second one is: how does QXO plan to modernize legacy ERP and field service platforms while minimizing disruption to day-to-day branch operations within TopBuild and [for] customers?

[8:43] Brad Jacobs: Well, I like the fact that you're on Oracle. I want to upgrade the version to the latest and greatest Oracle version. But it's great you're on Oracle, because we're switching to Oracle too. I inherited a pretty ancient ERP with Beacon called Mincron. It's like 40 years old, it's green-screen, it's written in DOS. It's hard to get people who can code in DOS. So we're in the process of replacing that with Oracle. We'll all get on one system. I want one ERP for the whole company. I want everybody using the same CRM. I want the latest and greatest version of the CRM so the sales force gets the benefit of an AI-enabled CRM, which is really where it's at.

[9:12] I want the CRM to not be a headache or a nuisance. I want it to be just the opposite — I want salespeople to want to go into the CRM, because the CRM with AI enablement tells you what you should do, tells you which customers are hot, tells you what leads are promising, reminds you of promises you made to customers before, reminds you of all your conversations with the customer you've had in the past. It looks up the customer's business on the internet and tells you nice, fun facts about that customer.

[10:11] So I want to bring everybody into the 21st century on the tech, and it's going to make your life easier. Now, it's not going to happen right away. The reason it's not going to happen right away is I've got tons and tons of activity going on in the former Beacon — upgrading the ERP, the WMS (warehouse management system), the TMS (transportation management system), the CRM, the financial consolidation for the accounting group — well, everything. The whole tech stack, top to bottom, we're modernizing every single part of it. Literally every single part. You have to do that in a very careful, methodical way. You can't just do that in a month. It takes a year to do that, step by step, in a very organized way.

[10:40] That's going to take us pretty much to the end of this year. And then we have to do yours and Kodiak. But a lot of that's going to be towards the end of the year and the beginning of next year. It's not going to be immediate. I want to level-set expectations on that.

[11:08] Oh, and then the other part of your question — about AI. I love AI. AI is my best friend. AI will help us with pricing. AI will help us with procurement. AI will help us with route optimization. AI will help us on sales, as I've been talking about. AI will even help us with notetaking. I just did a podcast with the Odd Lots — Tracy Alloway and Joe Weisenthal — and they were asking about AI. And I told them: I've never been more effective as a CEO, and I've been a CEO since 1979. It's the only job I've had, 'cause I'm kind of unemployable — I'm a CEO.

[11:37] Things that used to take months to bubble up to me — if they even bubbled up to me — now you get them the same day. Literally the same day. You can get AI note summaries of important meetings going on in the company. You can do sentiment analysis, you can do word clouds — you can do so many things with it. I find it very inspiring. It's a little scary, but I generally find it really, really cool. And I hope to share those AI applications with you.

[12:04] And I'm also going to ask all of you to dream: tell me your fantasy perfect technology. If you had no limitations on capital, what would your perfect tech system look like? What would save you time? What would make you more productive? What would make life easier day-to-day if you had technology enablement? Something that takes multiple clicks now that you'd really like to get to one click — what are those? What are things you've got to go into the system to pull out that should just be pushed to you? What reports are you getting for any part of the company that could be customized and automatically sent to you, so you've got it when you need it?

[12:33] So send me all your ideas on the technology, and we will benefit from that. We'll analyze everything and figure out what we should stack-rank in terms of what we should do first, second, and third.

[13:03] Robert Buck: OK, next questions come from Denise Galiano. She's a regional credit manager in the Carolinas and Georgia. A lot of insightful questions from the North Carolina people — Tar Heels state.

Brad Jacobs: Tar Heels state, there you go.

Robert Buck: So: what, if any, impact do you foresee on the current customer base — positive or negative? And as we think about this transition, how would changes be communicated on a consistent basis?

[13:30] Brad Jacobs: I think the customer's going to love it. They're going to love it because we've got more services to sell. We can provide them not just insulation — either selling it or distributing it — we can provide them roofing, we can provide them waterproofing, we can provide them lumber. There's tons of stuff your sales force is going to be able to offer to customers that you just don't have right now. I think they're going to like that.

[14:00] I read a lot, and we're going to… so one thing I love investing in: training, learning, and development. That's one of the things that employees need and want and like, in order to develop their careers, to take them to the next level, to make their life easier, to make their life more enjoyable, to make them more effective interacting with the customer. I want to get all these ideas from you. Don't expect me to give you a lot of ideas — I want you to give me a lot of ideas. I'll then go through them with my team, and we'll figure out which ones work and which ones should be prioritized. But please send me your ideas. I want your ideas.

[15:00] Robert Buck: And maybe the second part of that question, Brad, and I've got it again here — just about changes. How soon do you anticipate changes? Obviously we know we'll close in Q3 — small-scale, large-scale — but how will these changes be communicated so the teams can prepare?

[15:28] Brad Jacobs: Yeah, I'm sorry — you asked it and I spaced out and forgot the answer. Thanks for reminding me. So on changes, mostly by email, because you have thousands of employees, so it's kind of hard to just call each one of them. But we will have Zooms. We'll have regular Zooms like this. I'm sensitive to taking people out of the business, because that's containing dollars going away. You can be working with customers, [and] Robin working with me. But we will mainly communicate through email. And between now and closing, I really want to figure out what the plan is together — what your ideas are, what my ideas are, my team's ideas, your team's ideas. Let's start merging our minds. Let's meld our approach and come up with some fantastic stuff. This is a rare opportunity, when you put two big companies together, to figure out how 1 + 1 can equal a whole lot more than 2. So keep an open mind. This could be a lot of fun.

[15:57] Robert Buck: OK, Brad — I like to switch things up. We're into rapid-fire session. How does this affect my insurance? How does this affect my PTO? How does this affect my pay raises going forward? Will I have to learn a new system? There's a lot of questions.

[16:29] Brad Jacobs: So at the moment, none of that's going to change. But we do want to merge the payroll. We do want to merge the HR technology. We should all get on the same system, and so that'll happen. It'll happen in the coming months. Hopefully it's going to be for the better — we're not going to try to take the good stuff and downgrade it and make it worse. The idea is to upgrade systems, and wherever the pain points are, wherever the friction is in the systems, that's a good fix.

[16:56] Now, I think our benefits are actually better than yours, so you're going to get our benefits. I think you'll like them. I think we've been generous with our employee base. And that's not because we're just being altruistic — it's because that's how you make a great company. The way you make a great company is: get the employees all fired up, give the employees a sense of feeling valued and respected, listened to, and have them make the magic.

[17:26] Senior management doesn't make the magic. I love that you call your headquarters… most people call headquarters… what do you call it, Robert? Field Support?

Robert Buck: Branch Support Center.

Brad Jacobs: Branch Support Center — I love it, I love it. So we're all supporting the field. The field makes the money. We don't make the money — the field makes the money. We have to support them, we have to empower them, we have to help them, we have to enable them, we have to give them things that make their life easier. That's a beautiful thing — we should do that.

[17:57] Robert Buck: OK, so a few questions from Nicole, who's our senior manager of internal audit here in Daytona. So first is around M&A strategy. How do you see this transition changing — or do you see it changing — TopBuild's M&A strategy?

[18:22] Brad Jacobs: I do. I want to accelerate it. I think you guys are really good at doing these tuck-in deals, these small deals. I think it's great. I think you've created a ton of value doing those deals. I've got to spend time with you, and my team has to spend time with you, but I want to challenge you. I want to meet with the people doing the tuck-ins, all these M&A deals, and figure out: how deep is the backlog? If it's not that deep, it's not that deep. But if it's really deep, and there are more deals to be done, and we feel operationally we can handle them — so it won't turn into a mess, it won't turn into chaos, but we can actually integrate them pretty well — I'm in favor of speeding it up.

[18:51] I love M&A. It makes a lot of money for the shareholders, and they own the company. So we want to do M&A. I want to do more of it. I don't want to do less of it — I want to do more of it. But provided that they're good deals, they're reasonably priced, and we feel we can integrate them. I don't want to be one of these companies that goes crazy buying these companies and then it blows up because they're not done properly. But assuming we're well-organized — my impression, talking to the management team and spending a couple days together up in New York right before we did the deal a few weeks ago, is that it sounds like you're pretty well-organized on that. And I'd like to accelerate it. I don't know that there are a lot of big deals left to be done in distribution — I'm not sure there are — but there are a lot of these small deals to be done, and let's scoop them up.

[19:43] Robert Buck: Same question from Nicole. So, you know, QXO has been more known as a growing distributor. How do you see TopBuild's install segment playing in the overall QXO strategy?

[20:00] Brad Jacobs: Ecstatic about it. It's a whole new growth opportunity for us, and I want to learn from you. I've got to learn the business a bit, but I think I got the gist of it. I'm sure there are tons and tons of details I've got to know. I'm not a total stranger to installation and final-mile delivery, because the company I ran before QXO — XPO Logistics — part of the business we had was being the largest deliverer of last-mile for heavy goods, like washing machines and refrigerators and stoves and big exercise equipment and bedroom equipment and furniture. Going right into people's houses and dealing with all the details that have to be built — the nuances of doing that.

[20:40] It's a good business. So I know a little bit about the B-to-B-to-C business, because that's what installation is in, but I want to learn more about it.

[20:52] But we're not selling the installation [business]. I've gotten some emails from some of you saying, "Are you going to sell the installation business?" The answer is — oh, I don't know how to say it more clearly — we are definitely not selling the installation business. We want that business. It's the main part of the business. We're not going to sell installation. We wouldn't have bought you. We definitely want to keep and grow the installation business. I want to kick IBP's butt. I don't even know those guys, but I know they're all competitive. I want to legitimately kick their butt, and figure out what we have to do in order to leapfrog them.

[21:33] We have an opportunity now. We've got a catalyst. We have a window in time where we can put our minds together and brainstorm about how we reinvent ourselves — to the extent we need reinventing. Maybe we don't. We have to figure out what the ingredients are to growing, to turbocharging our growth in installation. That's what I want to do. I want to figure out: how can we delight the customer better? Always, always, on all these decisions we'll make in the coming months, we'll always be taking into consideration: so what effect does this have on the customer? How does that affect our relationship with the customer? How does that affect what the customer thinks about it? How does this affect what the customer prefers — us versus the competition? And anything we can do to improve the customer experience, I want to hear about it.

[22:17] Because there's one thing I've learned over the decades: it's the customers who wire their money from their bank account to our bank account, and they have choices. There are no monopolies here. It's just — God bless America, God bless Canada, there are choices. It's a free market. We have to deliver a better experience than the competition.

[22:43] So what I want to understand better is… I know, for roofing, what the factors are that make the customer choose us, or ABC, or SRS, or whoever. It's having availability — so you have to have it in stock. It's giving a fast quote. It's giving an accurate invoice. It's delivering on time and in full. It's having knowledgeable and pleasant, professional employees who are well trained and are a breath of fresh air to the customer. And if you can check all those boxes, they'll pay you… they're not going to pay you 20% more. They'll pay you 3 to 8% more. I've had many, many customers tell me that. If we do all those things better than the competition, they're willing to pay us a few percent more.

[23:28] I've got to learn that about the install business. I don't know exactly, from a customer's perspective — I've got to meet the customers and I've got to meet your salespeople to figure out: if I'm a customer for installation, what are the things that I take into consideration that make me pick you over IBP or any of these other small installers? And then we've got to figure out how we get better at each one of those things, so that the customer (a) picks us, and (b) is actually willing to pay us a little bit more money — not a huge amount more, but a little bit more.

[24:07] Robert Buck: OK, next question is around change. So, Brad: what can folks expect in the next 90 days relative to change? What can folks expect by the end of the calendar year? And what metrics will QXO look at to say that the integration is on schedule, on track, or behind schedule?

[24:27] Brad Jacobs: Well, on integration, I like to measure success on integrations as follows. Number one — this is what I was just talking about: are we better now, as a result of whatever we've changed, from the eyes of the customer? Does the customer love us more or hate us more? Have we fulfilled our mission to the customer better or worse? If it's worse, we made a mistake — we screwed up. If it's better — yes, it really worked out.

[24:55] I also want to get a report card on what is working. I want to see employee satisfaction. We will send out surveys. You asked what's going to happen in the next two or three months — we're going to send you surveys. Please fill out the surveys. We read the surveys. We read every single response on the survey. My whole senior management team does. I love reading those things. It's actually one of the most exciting parts of my job — reading thousands and thousands of responses from employees who are close to the customer, who are in the field, to figure out how we can become a better company.

[25:32] So I want to see that employee satisfaction is up and to the right. If we're doing integration and employee satisfaction is going down, that's not cool. That's not good at all. That's bad. Unhappy employees don't make happy customers. So I want to see customer satisfaction going up. I want to see employee satisfaction going up. And that should naturally turn into both organic revenue growth going up and margin expansion. You keep your customers happy, you keep your employees happy, you're going to make more money — if you run the business well.

[26:08] And you want to create a vibe. You want to create a culture where everybody's super, super excited to come into work, where people feel included — they're part of the whole magic — and their voices are heard. That's what integration is about. Integration is trying to figure out all the friction, all the things inside the company that are slowing us down or causing a headache, and removing those headaches. And if we're removing headaches, then employee sat should go up, customer sat should go up, and our profit should go up. That's the measure.

[26:47] You can't do integration and just subjectively say, "Yeah, it's going great." Well, it's not going great if your customers don't think it's going great. It's not going great if your employees don't think it's going great. It's not going great if your organic revenue growth is slowing down. And it's not going great if your profit margins are shrinking. So you want to keep it real on those metrics.

[27:08] Robert Buck: OK. Similar question from a couple of folks — Chris from New Jersey and a couple of our data governance folks here in Daytona, Laura and Nichole. How does the acquisition affect current projects and priorities? And what are QXO's new strategic priorities or innovations that will be pursued? So two questions: current projects and priorities, and what do you see as some new strategic priorities and innovations for TopBuild?

[27:37] Brad Jacobs: Any project that you're in the middle of — full speed ahead. Don't stop anything. Keep doing whatever you were doing — it's working, keep working it. New projects, I don't know yet. We have to talk. We have to have town halls. We have to have surveys. We have to figure it out together. That, for me, is one of the most fun parts of the whole thing — figuring out this puzzle: OK, how do we make 1 + 1 equal more than 2? How can we make your life better? How can we make your life easier? How can we please customers better? We have to figure out the answers to that. Once we answer those questions, then I will very clearly tell you what the plan is. But I can't make the plan up before having those discussions and those surveys and all those feedback loops. That takes two or three months. So there'll be a lot of integration planning the next couple of months. But there's not going to be wholesale changes right away. I want to plan first, and then we'll execute. We'll execute very fast, very rapidly, very carefully — but we want to plan first. And for that, I need your input. Again, brad.jacobs@qxo.com. Send me your ideas. Please send me your ideas.

[28:50] Robert Buck: OK, couple more left. I'll wrap it into one question. But one around branding. So this comes from our team in Canada: how does QXO think about branding through acquisition, in particular local brands that have strong local market presence? So this is our distribution business in Canada, which operates under the Crossroads / C&I brand.

[29:13] Brad Jacobs: So my teams and I have done something like 500-something acquisitions. Pretty much every single one of them — the overwhelming majority — they've come to me and said, "Brad, I know you generally change the name of the company, but don't change our name. Don't change our name, because our customers have known us for many, many years. There's a lot of brand equity in the name. There's going to be a lot of disruption if we change the name. It'd be a big, big mistake. If you have to, wait a year — [put the] old company [name] and then underneath it say 'A QXO company.'" And I listen to all that.

[29:52] And then it's one of the few things I feel very strongly about that I push back on and say no. Because what I'm trying to create… this is not our last acquisition, fellas — and ladies — this is… we're just starting. When we put the companies together, we'll be the second-largest publicly traded building products distributor in North America. We'll be number one in distribution, which you already are. We'll be number one in installation. We'll be number two in roofing — ABC's bigger than us, but we're number two. Number one in waterproofing. And we are, and we will be together, number one or number two in lumber-related trusses and lumber in general and lumber-related products, in certain markets around the country.

[30:41] That's where we are now. We'll be about $18 billion in revenue, a little over $2 billion in EBITDA — just in EBITDA, in profit. That's not where we're stopping. That's just a milestone. We want to create a company financially that has $50 billion in revenue and $7.5 billion in EBITDA. That's our goal from a financial perspective. So we're going to do a lot, lot, lot more things going forward. Diane, Trevor — did I leave something out?

[31:13] Robert Buck: OK, I had a pressing question just immediately come in. Ihsan, your CFO, wants to know if he can relocate to Florida with this acquisition.

Brad Jacobs: Ihsan, we're going to get a relationship. I just took care of you. You see that?

[31:30] Robert Buck: All right, so Brad, last question — I'm going to kind of bring this together. There are several questions, but it's all around the TopBuild culture: operating with autonomy, the operating model, being able to do things locally — relative to a term we use, local empowerment, people feeling like they're the owner of their business. So a lot of different questions around culture and how does this change? How does this change with QXO as you come in and learn TopBuild? We have about six or seven questions, and I'm going to wrap it up — this being the last one. How do you see the culture going forward? How do you see maintaining — or how would you see the culture tweaking with this acquisition?

[32:17] Brad Jacobs: You can't answer that yet. I've got to spend a lot of time with you, and I've got to get your input. I've got to hear what you want to do. I want to hear what's working in the culture. No culture is perfect, and no culture is horrible — it's somewhere in between. I want to get all this information from you — all these surveys and Zooms — to figure out: what do you like about the culture, that it would be crazy to change? What do you feel could be improved? Where is there bureaucracy or red tape or friction or things slowing things down, that we could get better? So I don't know enough about TopBuild yet. And I'm not going to pretend to say, "This is what I love about the culture, this is what I think should be tweaked." And frankly speaking, it doesn't matter what I think. It's what everybody thinks, collectively. So I'm going to be using my ears a lot, and I want to hear from you. You'll get the surveys, and you're going to see two categories of questions: what do you love, and what do you think could be improved? Be open with me — tell me everything — and then we'll figure it out.

[33:15] But I will say: the culture will change. The culture will change because it's like a marriage. When you get married, it's a new deal. You're not a bachelor anymore — you're part of a couple. You have kids, you have a family, it changes even more. You're an old fart like me — you're a grandparent — and the culture changes even more. So this is… you know, this is normal. Change is scary in general. We're not programmed to have our proverbial cheese moved. But change can be really good too, if it's thoughtful change — if it's change that's made intentionally, deliberately, based on input, based on a healthy exchange of ideas.

[33:56] Now, you touched upon local empowerment versus corporate. I love local empowerment. I love what you said, Robert, about effectively thinking like an owner. We want people to think like an owner. We don't want people to think like an employee. But, you know, corporate has to help you, has to enable you, has to give you really cool stuff in order to make your job easier. So corporate's important. If corporate wasn't helpful, we wouldn't need corporate, and I'd be out of a job. But I think there's value from corporate. Corporate can help with data. Corporate can help with technology. Corporate can help with cross-fertilizing best practices. Corporate can help with investing in training and learning and development.

[34:42] I love training programs. I love training programs that teach a manager at a local level how to be a better leader. How do you lead? How do you lead positively? How do you inspire your people? How do you motivate your people? How do you hold people accountable without beating them up, without demeaning them? How do you make sure there's no harassment in the company? There's no bullying going on in the company? How do you make sure there's no discrimination going on in the company? How do you make sure that everybody's got a fair shot? How do you make sure that there's a career path for everybody? How do you make sure that people are compensated fairly? These are all things corporate can help with and make a big difference in a company. So I do think there's value to corporate that's huge. But at the end of the day, the money's made in the branch, not in corporate. So we want to help and empower people in the field.

[35:37] Robert Buck: OK, I think that wraps up the questions we had submitted. I think it's been good. I appreciate you doing this, because you can see what's on the mind of TopBuild people, 24 hours into this — 24 hours into what's the future, the next chapter here. So Brad, anything you want to wrap up with?

[35:56] Brad Jacobs: I appreciate the questions. I appreciate your time. And I appreciate you keeping an open mind. This is going to be good. I'm not going to promise you it's going to be perfect, because nothing in life is perfect. The only thing I can promise you is I'm going to mess stuff up once in a while — forgive me for that — and we'll course-correct, as long as there's a good feedback loop. But our intentions are good. Our motivations are good. I want to create a great company. I want to create the leading building products distributor — and now installer — in the industry. I want to create a company that's not just top of the league in building products distribution; I want to create a company, with you, that is studied by companies of all industries, that is studied in business schools across the country. Looking back a few years from now: "Wow — we created an amazing culture. We created amazing technology, with great training programs. Everything was great. Everything worked really, really well." And it shows — we weren't just kidding ourselves. It shows in higher organic revenue growth and wider margins, more profits, and more bonus pools by making more profits. So please don't go anywhere. I'm begging you. Stay exactly where you are. Give us a chance. We can do this. And that's all I have to say. Thank you very much.

[37:15] Robert Buck: OK, so I think, you know, one thing I heard is [the need for] consistent communication. Consistent communication — you're going to provide consistent communication during a transition — is extremely critical. What was that email again, Brad?

Brad Jacobs: brad.jacobs@qxo.com.

Robert Buck: OK. Now, whenever Brad says literally don't leave where you are — do leave these seats. You don't want to stay here all night. So don't stay in this room all day. So Brad, appreciate you joining. Thank you to all the TopBuild folks. I know we had some of our board of directors from TopBuild join — so thank you for joining as well. And Brad, I think we're excited about what the future is going to hold. So thank you.

[37:50] Brad Jacobs: Thank you, Robert. Robert, I want to thank you personally. You've been a mensch, as we say up here in New York. You've been a gentleman. You've been correct, you've been ethical, you've done everything you said you were going to do. So I want to thank you for everything you've done for TopBuild, and in conjunction with this deal. So thank you, Robert.

[38:07] Robert Buck: All right, thank you.

[38:12] Brad Jacobs: By the way, if you have a few minutes to kill, I'm going to be on Bloomberg TV in like 10 minutes. Have a good one.

Cautionary Statement Regarding Forward-Looking Information

This communication contains forward-looking statements. Statements that are not historical facts, including statements about beliefs, expectations, targets or goals, the expected timing of the closing of the proposed acquisition, the anticipated benefits of the proposed acquisition, including synergies, and expected future financial position, total addressable market, positions in building product verticals and results of operations, are forward-looking statements. These statements are based on plans, estimates, expectations and/or goals at the time the statements are made, and readers should not place undue reliance on them. In some cases, readers can identify forward-looking statements by the use of forward-looking terms such as “may,” “will,” “should,” “expect,” “opportunity,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “target,” “goal,” or “continue,” or the negative of these terms or other comparable terms. Forward-looking statements involve inherent risks and uncertainties and readers are cautioned that a number of important factors could cause actual results to differ materially from those contained in any such forward-looking statements. Factors that could cause actual results to differ materially from those described herein include, among others: (i) the risk that the proposed acquisition of TopBuild may not be completed on the anticipated terms in a timely manner or at all; (ii) the failure to satisfy any of the conditions to the consummation of the proposed acquisition, including the risk that the required shareholder approvals may not be obtained; (iii) the effect of the pendency of the proposed acquisition on each of QXO’s and TopBuild’s business relationships with employees, customers, or suppliers, or on operating results or the businesses generally; (iv) the occurrence of any event, change or other circumstance or condition that could give rise to the termination of the acquisition agreement for TopBuild, including circumstances that require the payment of a termination fee; (v) the possibility that the proposed acquisition may be more expensive to complete than anticipated, including as a result of unexpected factors or events, significant transaction costs or unknown liabilities; (vi) potential litigation and/or regulatory action relating to the proposed acquisition; (vii) the risk that the anticipated benefits of the proposed acquisition may not be fully realized or may take longer to realize than expected; (viii) the impacts of legislative, regulatory, economic, competitive or technological changes; (ix) QXO’s ability to finance the proposed acquisition; (x) unknown liabilities and uncertainties regarding general economic, market sector, competitive, legal, regulatory, tax and geopolitical conditions; and (xi) those risks and uncertainties set forth in QXO’s and TopBuild’s filings with the Securities and Exchange Commission (the “SEC”), including each company’s Annual Report on Form 10-K for the year ended December 31, 2025 and any subsequent Quarterly Reports on Form 10-Q. Forward-looking statements should not be relied on as predictions of future events, and these statements are not guarantees of performance or results. Forward-looking statements herein speak only as of the date each statement is made. Neither QXO nor TopBuild undertakes any obligation to update any of these statements in light of new information or future events, except to the extent required by applicable law.

Important Information for Investors and Stockholders

In connection with the proposed acquisition, QXO expects to file a registration statement on Form S-4 with the SEC containing a preliminary prospectus of QXO that also constitutes a preliminary joint proxy statement of each of QXO and TopBuild. After the registration statement is declared effective, each of QXO and TopBuild will mail a definitive joint proxy statement/prospectus to stockholders of QXO and TopBuild, respectively. This communication is not a substitute for the joint proxy statement/prospectus or registration statement or for any other document that QXO or TopBuild may file with the SEC in connection with the proposed acquisition. INVESTORS AND SECURITY HOLDERS OF QXO AND TOPBUILD ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the joint proxy statement/prospectus (when available) and other documents filed with the SEC by QXO or TopBuild through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by QXO will be available free of charge on QXO’s website at https://investors.qxo.com and copies of the documents filed with the SEC by TopBuild will be available free of charge on TopBuild’s website at https://www.topbuild.com/investors. Additionally, copies may be obtained by contacting the investor relations department of QXO or TopBuild.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

TopBuild and certain of its directors and executive officers may be deemed to be participants in the solicitation of proxies from TopBuild’s stockholders in connection with the proposed acquisition. Information regarding TopBuild’s directors and its executive officers, including a description of their direct or indirect interests, by security holdings or otherwise, can be found under the captions “Common Stock Ownership of Officers, Directors and Significant Shareholders,” “Compensation Committee Report,” and “Director Compensation” contained in TopBuild’s definitive proxy statement on Schedule 14A for TopBuild’s 2026 annual meeting of stockholders, which was filed with the SEC on March 17, 2026. To the extent holdings of TopBuild’s securities by its directors or executive officers have changed since the applicable “as of” date described in its 2026 proxy statement, such changes will be reflected on Statements of Beneficial Ownership on Form 4 filed with the SEC.

QXO and certain of its directors and executive officers may be deemed to be participants in the solicitation of proxies from QXO’s stockholders in connection with the proposed acquisition. Information regarding QXO’s directors and its executive officers, including a description of their direct or indirect interests, by security holdings or otherwise, can be found under the captions “Security Ownership of Certain Beneficial Owners and Management,” “Executive Compensation,” and “Director Compensation” contained in QXO’s definitive proxy statement on Schedule 14A for QXO’s 2026 annual meeting of stockholders, which was filed with the SEC on March 24, 2026. To the extent holdings of QXO’s securities by its directors or executive officers have changed since the applicable “as of” date described in its 2026 proxy statement, such changes will be reflected on Statements of Beneficial Ownership on Form 4 filed with the SEC.

The information regarding the interests of such participants in the solicitation of proxies in respect of the proposed acquisition will be included in the registration statement and joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.